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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Michael Fay

Terence O’Brien

Abby Adams

Christopher Edwards

           Re:     Treace Medical Concepts, Inc.

Draft Registration Statement on Form S-1

Submitted February 12, 2021

CIK No. 0001630627

Ladies and Gentlemen:

Treace Medical Concepts, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission on February 12, 2021 a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 11, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

March 30, 2021

Summary, page 1

1.	Please disclose the measure by which you determined you are the “leading” position in your market. If your statements are based on management’s belief, please revise to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 6, 86, 87 and 94 of the Registration Statement and throughout the Registration Statement where applicable.

2.

On page 8, you address other products you have commercialized to “address ancillary surgical procedures performed routinely within a Lapiplasty surgical case.” Please revise the disclosure to briefly describe these products and to briefly explain Akin osteotomies, Weil osteotomies, and intercuneiform stabilization. Generally in your disclosure define any technical or medical terms at their first use. We note the disclosure on page 95.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the summary disclosure on page 8 to remove references to the specific ancillary surgical procedures offered. The Company further advises the Staff that it has revised the disclosure on page 97, the first instance where these ancillary procedures are now described in the Registration Statement, to briefly explain Akin osteotomies, Weil osteotomies and intercuneiform stabilization.

The terms of our credit agreements require us to meet certain operating and financial covenants..., page 16

3.	Please specify the assets that are pledged as collateral under your credit agreements and discuss any material risks that you may face as a result thereof.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

4.	Revise to quantify the salary reductions and other factors you implemented in 2020 as a result of COVID-19, disclosed on page 68, and clarify to what extent the measures are ongoing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69 of the Registration Statement.

March 30, 2021

Our Market, page 87

5.	Please revise the graphic on page 88 to include the current number surgical bunion procedures that are performed in the United States every year.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphic on page 90.

Royalty and License Agreements, page 102

6.

Revise to disclose the material terms of the royalty and license agreements with members of your scientific advisory board disclosed here and on page 76 and file the agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 105 and 106 of the Registration Statement and throughout the Registration Statement where applicable. The Company further advises the Staff that each of the royalty and license agreements it has entered into with its Scientific Advisory Board are substantially identical in all material respects, except as to the parties thereto, the dates of execution and the individual royalty rate applicable to each such agreement. For the individual royalty rates set forth in each agreement, the Company respectfully advises the Staff that it is requesting confidential treatment of such terms pursuant to Item 601(b)(10) of Regulation S-K as the omitted information is not material and would likely cause competitive harm if disclosed. The Company advises the Staff it has included the aggregate royalty rates on page 106 of the Registration Statement and throughout the Registration Statement where applicable.

Further, the Company respectfully advises the Staff that since each of the royalty and license agreements are substantially identical in all material respects (except as noted above), it has filed a form of the royalty and license agreements as exhibit No. 10.12 pursuant to Instruction 2 to Item 601 of Regulation S-K.

Intellectual Property, page 102

7.

Revise your disclosure here or on page 26, as appropriate, to clarify whether you own 21 or 22 patents issued in the United States. Revise to clarify the jurisdictions in which you have patents pending outside the United States. With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, the type of patent protection you have, the applicable jurisdictions and clarify whether there are any contested proceedings or third-party claims.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 88 and 104 of the Registration Statement and throughout the Registration Statement where applicable.

March 30, 2021

8.

With respect to the patent for which you have an exclusive license, disclose the product to which it relates, the type of patent protection, and disclose the terms of your license. File the agreement as required by Item 601(b)(10) of Regulation S-K or tell us why you believe it is not required to be filed.

Response: The Company respectfully advises the Staff the exclusive license referenced in the disclosure relates to the Company’s license of one utility patent covering a technique for applying a bone plate to the foot. The technology covered by the licensed patent has not been commercialized by the Company and the Company has no intention of doing so. While the licensed patent has not been commercialized, the royalty structure under the license agreement commits the Company to pay royalties on a limited set of commercialized bone plates that are not covered by the exclusive license’s patent. The Company is phasing out further sales of these bone plates on which royalties are paid under the exclusive license agreement. The Company further informs the Staff that such exclusive license resulted in royalty payments of less than $9,000 in 2020 and that the Company expects these payments to decrease in the future. As a result of the foregoing, the Company respectfully informs the Staff that it does not believe this exclusive license to be material and thus does not need to be filed pursuant to Item 601(b)(1) of Regulation S-K.

Executive Compensation, page 126

9.

Clarify whether you plan to enter into a change in control and severance agreement or an employment agreement with Mr. Treace or employment agreements with the named executive officers prior to the offering. If not, add a risk factor to address your lack of agreements. We note it is to be determined how many shares Mr. Treace may sell shares in the offering as indicated in the principal and selling stockholders table on page 141.

Response: The Company respectfully advises the Staff that it intends to enter into a change in control and severance agreement with Mr. Treace, as well as certain other executives, and that the Company will include disclosure summarizing such agreements in an amendment to the Registration Statement and file a form of such agreements as an exhibit. The Company further advises the Staff that it intends to include the number of shares Mr. Treace and any other named executive officers or directors intend to sell in a subsequent amendment to the Registration Statement when such information is more certain.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

10.

Please disclose the payment terms, the right of return, and any warranties, included in your customer contracts. In addition, disclose further detail explaining why your refund liability is zero. Refer to ASC 606-10-50-12 and 50-20.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-9 and F-10 of the Registration Statement accordingly.

March 30, 2021

Note 7. Commitments and Contingencies

License and Royalty Commitments, page F-17

11.

Please expand your disclosure to provide all material terms of your agreements, including a range of royalties (e.g., low single digits or a range that does not exceed 10%) and term and termination provisions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-19 of the Registration Statement accordingly.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

March 30, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8216 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Phillip S. Stoup

Phillip S. Stoup, Esq. of LATHAM & WATKINS LLP

cc:	John T. Treace, Treace Medical Concepts, Inc.

Mark Hair, Treace Medical Concepts, Inc.

Jaime A. Frias, Treace Medical Concepts, Inc.

Brian J. Cuneo, Esq., Latham & Watkins LLP

Charles S. Kim, Esq., Cooley LLP

David Peinsipp, Esq., Cooley LLP

Kristin VanderPas, Esq., Cooley LLP